Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that were filed on August 7, 2023 by PLDT Inc. with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the press release entitled “PLDT and Radisys, a Jio Platforms company, explore more exciting and meaningful digital experiences for Filipinos.”

August 7, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT and Radisys, a Jio Platforms company, explore more exciting and meaningful digital experiences for Filipinos.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,410 As of July 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 7, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other events)

Attached herewith is a press release entitled “PLDT and Radisys, a Jio Platforms company, explore more exciting and meaningful digital experiences for Filipinos.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 7, 2023

PLDT pressrelease

PLDT AND RADISYS, A JIO PLATFORMS COMPANY,

EXPLORE MORE EXCITING AND MEANINGFUL

DIGITAL EXPERIENCES FOR FILIPINOS

MANILA, PHILIPPINES, 7 August, 2023 - The Philippines’ leading integrated telco, PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI), is in advanced talks with US-based Radisys® Corporation, a subsidiary of Jio Platforms Limited, to explore building and launching cutting edge digital experiences for Filipinos.

“As part of PLDT’s purpose to inspire innovation and our mission to deliver meaningful connections for all our customers, we look forward to closely working with Radisys to help us usher in more immersive and exciting digital experiences for tech-savvy Filipinos as we look into the future,” said PLDT and Smart President and CEO Alfredo S. Panlilio.

“Radisys is thrilled at the prospect of a collaborative partnership with PLDT, tapping into the broad range of solutions available across Jio Platforms. We are eager to leverage our past experience in successfully launching similar innovations in India as we embark on this strategic alliance with PLDT,” said Arun Bhikshesvaran, President and CEO, Radisys.

Radisys is a US-based multinational solutions provider and a subsidiary of Jio Platforms. These companies design, industrialize and deploy a range of cutting-edge networking, communications, devices and digital engagement platforms in India and globally.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

About Radisys

Radisys is a global leader in open telecom solutions and services. Its disaggregated platforms and integration services leverage open reference architectures and standards combined with open software and hardware, enabling service providers to drive open digital transformation. Radisys offers an end-to-end solutions portfolio from digital endpoints, to disaggregated and open access and core solutions, to immersive digital applications and engagement platforms. Its world-class and experienced network services organization delivers full lifecycle services to help service providers build and operate highly scalable and high-performance networks at optimum total cost of ownership. For more information, visit www.Radisys.com.

Radisys® is a registered trademark of Radisys. All other trademarks are the property of their respective owners.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : August 7, 2023